Chelsea Oil and Gas Ltd.

Condensed Consolidated Interim Financial Statements

As at and for the three and six month periods ended June 30, 2016 and 2015

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4.3 (3) (a), if an auditor has not performed a review of the financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying condensed interim financial statements of Chelsea Oil and Gas Ltd. have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Financial Statements
As at and for the three and six month periods ended June 30, 2016 and 2015 (Unaudited)
(US Dollars)

Condensed Consolidated Interim Statements of Financial Position	3

Condensed Consolidated Interim Statements of Comprehensive Loss	4

Condensed Consolidated Interim Statements of Changes in Equity	5

Condensed Consolidated Interim Statements of Cash Flows	6

Notes to the Condensed Consolidated Interim Financial Statements	7 - 12

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Financial Position (Unaudited)
(US Dollars)

		June 30	December 31
As at	Notes	2016	2015

Current assets
Cash	4	$39,304	$121,620
Accounts receivable		8,188	9,048
Current assets		47,492	130,668

Restricted cash	4	176,714	174,859
Plant, property and equipment	6	843,518	899,760
Exploration and evaluation assets	7	9,770,643	9,581,070
Non-current assets		10,790,875	10,655,689

Assets		$10,838,367	$10,786,357

Liabilities
Current liabilities
Shareholder loans	5	$4,041,153	$3,881,185
Trade and other payables		533,826	576,537
Current liabilities		4,574,979	4,457,722

Decommissioning liabilities	10	388,469	360,283

Shareholders' equity	8
Common stock		14,056,459	14,056,459
Warrants		254,938	254,938
Contributed surplus		176,752	176,752
Accumulated deficit		(5,875,891)	(5,601,344)
Accumulated other comprehensive loss		(2,737,339)	(2,918,453)
Shareholders' equity		5,874,919	5,968,352

Shareholders' equity and liabilities		$10,838,367	$10,786,357

Going concern	2

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss (Unaudited)
(US Dollars)

		3 Months Ended		3 Months Ended	6 Months Ended	6 Months En
	Notes	June 30, 2016		June 30, 2015	June 30, 2016	June 30, 2

Revenues
Royalty income		$4,693		$1,974	$7,768	$54,548
		4,693		1,974	7,768	54,548
Expenses
General and administrative		17,745		15,207	40,701	23,556
Depletion	6	28,120		31,180	56,241	62,360
Finance expense	9	82,657		76,723	165,314	153,43
Foreign exchange loss (gain)		(11,254)		(4,331)	19,659	1,014
		117,268		118,779	281,915	240,36

Net loss before tax		112,575		116,805	274,147	185,81
Current income tax		401		-	401	2,488
Net loss		112,976		116,805	274,548	188,30

Foreign currency translation adjustment		(55,111)		6,670	(181,114)	52,001
Comprehensive loss		$57,865		$123,475	$93,434	$240,30

Net loss per share
(basic and diluted)	8	$0.00	$		$0.00	$0.00

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
(US Dollars)

		6 Months Ended	6 Months Ended
As at	Notes	June 30, 2016	June 30, 2015

Share capital	8
Balance, beginning and end of period		$14,056,459	$14,056,459

Warrants	8
Balance, beginning and end of period		254,938	254,938

Contributed surplus	8
Balance, beginning and end of period		176,752	176,752

Accumulated other comprehensive loss	8
Balance, beginning of period		(2,918,453)	(1,751,133)
Foreign currency translation adjustment		181,114	(52,001)
Balance, end of period		(2,737,339)	(1,803,134)

Accumulated deficit
Balance, beginning of period		(5,601,344)	(5,133,651)
Loss for the period		(274,548)	(188,301)
Balance, end of period		(5,875,892)	(5,321,952)

Total equity		$5,874,919	$7,363,063

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
(US Dollars)

	3 Months Ended	3 Months Ended	6 Months Ended	6 Months Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Operating activities
Net loss	$(112,976)	$(116,805)	$(274,548)	$(188,301)

Items not affecting cash
Depletion	28,120	31,180	56,241	62,360
Foreign exchange loss	(11,254)	(4,332)	19,659	1,014
Interest on shareholder loans	79,983	73,893	159,967	147,785
Accretion on decommissioning	7,821	2,830	10,494	5,660
Operating cashflow before working capital movements	(8,305)	(13,234)	(28,186)	28,518
Change in non-cash working capital	(2,815)	13,021	(41,851)	(78,088)
	(11,120)	(213)	(70,037)	(49,570)

Financing activities
Change in restricted cash	(6,007)	-	(1,855)	(328,625)

Investing activities
Net exploration and evaluation expenditure	(5,568)	(6,672)	(8,459)	(6,672)

Increase in cash	(22,695)	(6,885)	(80,351)	(384,867)
Foreign exchange loss on cash denominated in a foreign currency	1,906	(1,331)	(1,965)	(12,338)
Cash, beginning of period	60,093	74,557	121,620	463,546
Cash, end of period	$39,304	$66,341	$39,304	$66,341

The notes are an integral part of these condensed consolidated interim financial statements.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2016 and 2015 (Unaudited)
(US Dollars)

1.	Reporting entity:

Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. (“Chelsea” or the “Company”). The address of the Company’s head office is 127, 10th Ave NW, Calgary, AB Canada.

The Company’s business plan is the exploration and development of the Company’s working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Currently, revenue relates to royalties earned on overriding royalty interests held by the Company.

2.	Going concern:

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued exploration and development of the Company’s properties depends on the ability of the Company to obtain financing. At June 30, 2016, the Company has minimal sources of operating cash flow and an accumulated deficit of $5.8 million. At June 30, 2016 the Company has a working capital deficit of $4.5 million. These conditions cast doubt on the Company’s ability to continue as a going concern.

Additional funds will be required to explore and develop the Company’s properties and to place them into commercial production. The only source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

The amounts shown as plant, property and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for plant, property and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable plant, property and equipment and exploration and evaluation assets reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its plant, property and equipment and exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the plant, property and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon the events and circumstance outlined above.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2016 and 2015 (Unaudited)
(US Dollars)

3.	Basis of preparation:

a)	Statement of compliance:

These financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, on a going concern basis. They follow the same accounting policies as the annual financial statements. They do not contain all disclosures required by IFRS for annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2015. The condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on August 29, 2016.

b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis. The Company’s accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company’s proportionate interest in joint operations.

c)	Functional and presentation currency:

These consolidated financial statements are expressed in US dollars (“$” or “US$”), which is the Company’s functional currency. The Company’s wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars (“A$” or “AUD”).

d)	Use of estimates and judgments:

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur.

4.	Cash and restricted cash:

At June 30, 2016 the Company held cash of $39,304 (2015 – $121,620). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

At June 30, 2016, the Company held restricted cash of $0.2 million (2015 – $0.2 million). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2016 and 2015 (Unaudited)
(US Dollars)

5.	Shareholder loans:

	June 30	December 31
	2016	2015
Loans on acquisition of Surat	$3,000,000	$3,000,000
Accrued and unpaid interest thereon	1,041,153	881,184
	$4,041,153	$3,881,184

On February 28, 2015, the Company and shareholder agreed to extend the loan to February 28, 2016. At the date of these financial statements the shareholder has the right to demand repayment. The debt continues to accrue interest on the same terms as previously agreed. The Company is in discussions with the debtholder to further extend maturity of the debt.

6.	Plant, Property and Equipment:

Cost or deemed cost
Balance at January 1, 2015	$1,203,999
Dispositions	(25,000)
Balance at December 31, 2015 and June 30, 2016	$1,178,999

Accumulated depletion and depreciation
Balance at January 1, 2015	$166,757
Depletion and depreciation expense	112,482
Balance at December 31, 2015	$279,239
Depletion and depreciation expense	56,241
Balance at June 30, 2016	$335,480

Net book value
As at December 31, 2015	$899,760
As at June 30, 2016	$843,518

At June 30, 2016, the Company’s plant, property and equipment is comprised primarily of its overriding royalty interests in Australia. These interests are currently the Company’s only revenue generating asset.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2016 and 2015 (Unaudited)
(US Dollars)

7.	Exploration and evaluation assets:

Balance at January 1, 2015	$10,597,995
Additions	141,960
Foreign exchange translation	(1,158,884)
Balance at December 31, 2015	$9,581,070
Additions	8,459
Foreign exchange translation	181,114
Balance at June 30, 2016	$9,770,643

Intangible exploration and evaluation assets consist of the Company’s exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

8.	Share capital:

a)	Authorized:

Unlimited number of common shares with no par value.

Unlimited number of preferred shares, of which none have been issued

b)	Issued and outstanding:

	Number of
	shares	Amount
Balance at December 31, 2015 and 2014 and June 30, 2016	64,056,876	$14,056,459

c)	Stock option plan:

Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At June 30, 2016 no options have been issued under this plan.

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2016 and 2015 (Unaudited)
(US Dollars)

d)	Warrants:

On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of these warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield. On January 18, 2015, the Company extended the warrants for two years, expiring January 18, 2017. All other terms remained the same.

	Number of
	warrants	Amount
Balance, December 31, 2015 and 2014 and June 30, 2016	5,000,000	$254,938

e)	Loss per share:

Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the three and six month periods ended June 30, 2016 (three and six month periods 2015 – 64,056,876). In computing diluted per share amounts, all of the Company’s outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.

9.	Finance expense:

	Three months	Three months	Six months	Six months
	ended June 30	ended June 30	ended June 30	ended June 30
	2016	2015	2016	2015
Interest income on cash	$-	$-	$-	$(14)
Interest expense	79,983	73,893	159,967	147,785
Accretion on decommissioning liability	2,673	2,830	5,346	5,660
Net finance expense	$82,657	$76,723	$165,314	$153,431

Chelsea Oil and Gas Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
As at and for the three and six month periods ended June 30, 2016 and 2015 (Unaudited)
(US Dollars)

10.	Decommissioning liability:

The Company has estimated the net present value of the decommissioning liability to be $389,996 as at March 31, 2016 (2015 - $360,283) based on an undiscounted inflation-adjusted total future liability of A$671,718. These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2025 and 2030. At March 31, 2016, the liability has been calculated using an inflation rate of 3.0% (2015 – 3.0%) and discounted using a risk-free rate of 3.0% (2015 – 3.0%) .

Balance at January 1, 2015	$390,902
Accretion expense	10,494
Loss on foreign exchange	(41,113)
Balance at December 31, 2015	$360,283
Accretion expense	2,673
Gain on foreign exchange	27,040
Balance at March 31, 2016	$389,996